 Filed Pursuant to Rule 253(g)(2)

File No. 024-11842

SUPPLEMENT DATED April 20, 2023

PRELIMINARY OFFERING CIRCULAR DATED March 24, 2022

WING ZONE LABS, INC.

This document supplements, and should be read in conjunction with, the Preliminary Offering Circular dated March 24, 2022 (the “Offering Circular”) of Wing Zone Labs, Inc. (the “Company”). The Offering Circular is available HERE. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to announce the Company’s intention to terminate the offering described in the Offering Circular on April 21, 2023, as qualified by reference to the description of the Company’s intentions below.

Offering Termination Date

The Company intends to terminate the offering for its Common Stock described in the Offering Circular. No further subscriptions will be accepted for the current offering after April 21, 2023 (the “Termination Date”). Subscriptions in the offering will be accepted up to that date and processed as promptly as possible. None of the terms of the offering have been changed. In addition, as described in the Offering Circular, the Company retains the right to continue the offering beyond the Termination Date, in its sole discretion.